EXHIBIT 99.1

TOP Ships Inc. Announces Pricing of $7.2 Million Registered Direct Offering and Concurrent Private Placement

ATHENS, Greece, June 03, 2022 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”) (NASDAQ:TOPS), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has entered into a securities purchase agreement with a single institutional investor to purchase approximately $7.2 million of its common shares (or pre-funded warrants in lieu thereof) in a registered direct offering and warrants to purchase common shares in a concurrent private placement. The combined effective purchase price for one common share (or pre-funded warrant in lieu thereof) and one warrant to purchase one common share will be $0.50.

Under the terms of the securities purchase agreement, TOP Ships has agreed to sell 14,303,000 common shares (or pre-funded warrants in lieu thereof). In a private placement, which will be consummated concurrently with the registered offering, TOP Ships has also agreed to issue warrants to purchase up to an aggregate of 14,303,000 common shares. The warrants will be immediately exercisable, will expire five years from the date of issuance and will have an exercise price of $0.50 per common share.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The offerings are expected to close on or about June 7, 2022, subject to the satisfaction of customary closing conditions.

The common shares (or pre-funded warrants in lieu thereof) are being offered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-234281), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on November 4, 2019. The registered offering will be made only by means of a prospectus supplement that forms a part of such registration statement. The warrants to be issued in the concurrent private placement and the shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to common shares and pre-funded warrants will be filed by TOP Ships with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org